CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Expands Program Delivery Network in China

November 1, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) is pleased to announce that it has established an agreement with an additional 26 institutions in China to expand the Company’s growing hotel and tourism division. These new partners include trade schools, hotel chains, and education consulting companies.  The agreements range in scope from providing professional certification for the American Hotel Lodging Association program, hotel management programs, hospitality English training programs, and 2+2 degree programs in hospitality management.

CIBT has signed co-operative joint program agreements with the following institutions spanning 14 cities in 10 provinces:

Institution	City	Province
Youli Education Consulting Co. Ltd.	Changsha	Hunan
Sichu University Suzhou Institute	Suzhou	Jiangsu
Sanya Science & Engineering Vocational Institute	Sanya	Hainan
Hainan University Sanya Institute	Sanya	Hainan
Junyue Culture Communications Co. Ltd.	Zhengzhou	Henan
Jinhe Hotel Management Co. Ltd.	Wuhan	Hubei
Les Roches Jinjiang International Hotel Management College	Shanghai	-
Beijing Second Foreign Language Institute China-Swiss Hotel Management College	Beijing	-
Shanghai Yujing Hotel	Shanghai	-
Flagship (Hong Kong) International Hotel Training Co.	Beijing	-
Beijing Kairui Hotel Management Co. Ltd.	Beijing	-
Jinxiu Qiancheng Education Consulting Co. Ltd.	Chongqing	-
Beijing Fengtai District Worker's College	Beijing	-
Zhuhai International Business Training School	Zhuhai	Guangdong
Beijing Xiangjiang Fortune Hotel Co. Ltd.	Beijing	-
Kuning Maisi Communications Co. Ltd.	Kunmijng	Yunnan
IHTTI Swiss Hotel Management Institute	Beijing	-
Nanning Vocational College	Nanning	Guangxi
Beijing Holiday Inn Downtown Hotel	Beijing	-
Gloria International Hotel Management Co. Ltd	Beijing	-
Beijing Broadcasting International Hotel	Beijing	-
Hongkong Xinyue International Hotel Management Co. Ltd.	Beijing	-
Inner Mongolian Textiles Trade School	Chi Feng CIty	Inner Mongolia
Li Jing Wan Hotel	Beijing	-
Yang Tian Hu Villa	Ningbo City	Zhejiang
Guangzhou CanAm Consulting Co. Ltd.	Guangzhou City	Guangdong

About CIBT Education Group:

CIBT Education Group is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training.

In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada. In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.